6330 So. Sandhill Road # 8 Las Vegas, NV 89120

Phone: 702-851-5607 Fax: 702-851-5646

March 30, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C. 20549
Attn: David Lyon

Re:	Consumer Direct of America Withdrawal of Registration Statement on Form SB-2 (File No. 333-108103)

Dear Mr. Lyon:

     Consumer Direct of America, a Nevada corporation (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form SB-2 (File No. 333-108103) filed with the Commission on August 22, 2003 (together with all exhibits, the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended.

     The Registration Statement has not been declared effective by the Commission. No securities were sold in connection with any offering contemplated by the Registration Statement.

     The intent of the Registration Statement was to register up to 18,209,877 shares of the Company’s common stock owned by certain selling stockholders (the “Selling Stockholders”), including 4,600,000 shares issuable upon exercise of related warrants owned by the Selling Stockholders. The Company has determined that due to adverse market conditions it is not in the best interests of the Company to proceed with the Registration Statement at the present time. Accordingly, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement and that such withdrawal be effective as of the date hereof or as soon thereafter as practicable.

Sincerely yours,

Consumer Direct of America

By:	/s/ Michael A. Barron

Michael A. Barron President and Chief Executive Officer